Brambles

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
…mbles.com

02060950

25 November 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dlw 1/13

FILE NO 82-5205

BRAMBLES ANNOUNCES SALE OF HEAVY CONTRACTING BUSINESS

Brambles Industries completed the sale of Brambles Heavy Contracting to Abnormal Load Engineering Ltd of the UK on 22 November. Brambles Heavy Contracting is a group of companies specialising in Heavy Lift and Transportation, with locations in the UK, Netherlands, Spain, Norway, USA and Malaysia.

The purchase price for the business of Euro15.4 million approximates to net asset value to Brambles. Approximately Euro 2.8 million of the purchase price will be paid when working capital is collected with the balance to be paid in cash on signing. In the year to 30 June, 2002, the business had sales of Euro 22 million. The sale is not expected to have a material effect on the Group's earnings.

The sale is effective from 31 October 2002

25 November 2002

For further information, contact:

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

Sydney

All Enquiries:	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

The Brambles Industries Group is globally headquartered in Sydney, Australia.

FILE NO. 82-5205

BRAMBLES INDUSTRIES LIMITED
BRAMBLES INDUSTRIES PLC

TEXT OF ADDRESSES TO SHAREHOLDERS AT THE ANNUAL GENERAL MEETINGS
25 NOVEMBER 2002

DON ARGUS, AO, CHAIRMAN

From the outset, let me say no chairman likes to begin a meeting of shareholders after advising the market that we expect this year's result to be lower than the market's expectation. Since last Thursday, we have seen analyst reports suggesting that Brambles' full year profit before tax and amortisation of goodwill would be in the range of A$800 to A$840 million, or £287 to £321 million. While I am not going to be drawn into making a profit forecast, I believe these ranges of the market forecast are reasonable.

Equally, I understand your concerns about the share price. We were surprised by the move in the market last week, particularly given what I just said about recent analyst reports. I will talk more about the share price and what we are doing to address the issues a little later in the meeting.

Last Thursday, we advised the market that, following a comprehensive review of our CHEP Europe operations, our results for the 2003 financial year will be lower than expected, and will be affected by an exceptional restructuring charge of £85 million (A$238 million) over the next two and a half years.

We also said that, as a result of the turnaround programme which included the appointment of CHEP's new chief executive, Victor Mendes, CHEP America's profits were up 22% to the end of October, compared to the same period last year.

We also outlined a plan which sets a sound foundation for the next stage of Brambles' growth.

I would like to emphasise that I doubt whether the issues now being addressed would have come to light, at least in the short term, without the increased transparency of the dual listed structure.

The review of the business undertaken since the merger has shown that the business model we were using in CHEP USA and Europe was not sustainable. We have taken action on the issues in the United States and that business is now turning around. We have also begun the changes necessary in Europe, following the appointment of a new management team in July this year.

CK and Victor will explain more about the issues we faced and the actions we have taken to address them in a moment.

What is important is that we are facing up to the issues. Some of these could only be seen after Brambles and GKN Support Services moved from a joint venture to a merged structure. The new Brambles and the CHEP business in particular are fundamentally very, very strong.

The reasons for the merger of Brambles and GKN's support services are now even more compelling than they were in August 2001 when you agreed to the merger.

FILE NO - 82-5205

The strategy was to focus on key global support services operations to maximise the growth potential of CHEP, Cleanaway and Recall.

We saw benefit in developing Industrial Services and some of our other businesses. We undertook to sell lower growth businesses, and successfully sold ten businesses last year.

We saw real benefit in eliminating the artificial boundaries of the previous joint venture allowing the combined businesses to grow freely without the rationing of resources which often happens and can restrict growth in joint ventures.

At the time, we said there were no cost synergy benefits in this transaction and because of the rationalisation required, and modification to the existing business model, any earnings accretion would take time.

The 2002 Annual Report reflects the progress made in implementing the organisational and operational changes that were set in train following the merger.

We also said that we would maintain a consistent dividend policy.

Brambles Industries Limited shareholders received dividends for the full year of 20 cents per share and Brambles Industries plc shareholders received dividends of 7.167 pence per share. You will also note that, because of the strong cashflows of the new Brambles, the Board has been able to maintain its consistent dividend policy, and there will not be any change to that.

Clearly, at the time leading up to the merger, the issues around the business models in the USA and Europe were clouded by the joint venture structure.

No board of Directors and no management team likes to take action which may weaken the share price in the short term. But after we started to get into these businesses more closely, we had to face the reality that the old operating model for CHEP had to be changed.

It was just not sustainable in the long term to keep spending capital buying new pallets, rather than concentrating on properly tracking and collecting pallets, repairing and re-hiring them.

Our first priority was the USA.

Under CK's direction, the business model in the US was changed; the management of CHEP was changed and a five step turnaround programme was put in place. We are already beginning to see the benefits of that, with a 22% lift in profit from CHEP Americas.

In the Annual Report you would have seen the comments on the fourth quarter's performance in the USA. This steady progress has continued into the first four months of this year demonstrating the underlying strength of the business and our strategy.

In a growing US market, the challenge for CHEP will be to manage the capital expenditure for new business, plus the operating expenses that are associated with an increased focus on collection, repair and rehire.

In Europe, we have only just begun the journey of re-engineering the business in the same way as we did in the USA.

While CHEP Europe is profitable, it is not as profitable as it should be.

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The challenge of changing the operating model is similar to the USA. However, we do have to recover some margin erosion as a result of some ill-conceived pricing policies. Using our existing assets more effectively will provide a good platform for a sustainable recovery in margin and more sustainable earnings in the medium term. The action we are taking in Europe is making CHEP Europe a stronger business.

I know some shareholders have asked why we didn't know about the issues in CHEP Europe earlier. The answer is that, until we appointed Mark Luby to head CHEP Europe in July this year and he undertook a comprehensive review, we were not aware of the depth of the problem. Having said that, I should emphasise again that CHEP Europe is still a strong and profitable business.

Our other major businesses Cleanaway, Recall and Industrial Services are well managed, have strong market positions in growing industries and are performing well.

They are consistent contributors to overall group profits and continue to provide sound consistent returns above their cost of capital.

While all of this activity may be fine, many shareholders are now asking the question, why was Brambles selling at 28 times earnings prior to the creation of the DLC, but now selling at 13 times earnings?

There is a view that the share price of Brambles traded at its previous lofty levels as a result of a number of factors. CHEP was perceived to be an unstoppable long term growth engine generating very high returns. The market only saw part of the picture – whilst it saw profit growth under the joint venture structure, it did not see the cash implications of this growth, and neither did it understand the economics of the operating model pre-merger.

We of course cannot control the divide between what we report in terms of financial performance and how the market treats our share price.

The slide on screen shows the relative price to earnings ratio of Brambles Industries Limited against other high growth stocks in the Australian market. What this demonstrates very clearly in the middle line is that high growth stocks reached a price to earnings peak in late 2000 / 2001, but have fallen sharply since then across the board. The top line shows Brambles' price to earnings ratio, which you can see has closely tracked the overall movement of other high growth stocks.

But that is only part of the story. We have attempted an analysis of the various contributors to the share price decline in both Brambles Industries Limited and Brambles Industries plc.

On the screen now is an analysis of the share price movement of Brambles Industries plc since the merger.

No one likes to see the share price fall but our analysis suggest the following:

First, there has been a significant general decline in equity prices around the world since the merger.

You can see the impact of this on our share price in the second column of the graph where, since August 2001, the UK market overall has come down 13%.

Secondly, the UK Support Services Index, of which we are part, has come down even further, down a further 21% on top of the overall market fall.

File no. 82-5205

And finally, you will see that our own operational issues and market sentiment have contributed a further 29% to our share price decline.

In Australia, as you can see from the next slide, the market has also fallen, but not to the same extent as the UK. In fact, the Australian market has outperformed virtually every other market in the world.

However, there is an important difference. High rated growth stocks like Brambles are down a further 36%.

What this shows is that, in addition to our own issues, a significant portion of the drop in our share price is related to the fall in equity markets in general, and more particularly to the fall in high P/E growth stocks around the world.

However, to measure value simply by reference to the price of a Company's shares ignores of course the reality that value can be created through strategic positioning, diversification of cashflows, the spreading of risk, growth in scale and hence the ability to use that base for further consolidation and the ability to be included in the world's major indices.

Having the resilience both in earnings and cashflow to grow organically and replenish the source from which the Group derives its profits also preserves and adds value. The share price is the outcome.

As I explained before, the most important step we could take to restore shareholder value is to take the hard decisions to address the issues, particularly in CHEP.

We have done that.

There have also been issues on how we communicate to investors. We are working on that too.

While the benefits will not come through overnight, I do believe we are on the right path and the measures announced last Thursday are a major step towards Brambles entering our next growth phase.

Of course, as I have already said, what we cannot control is the divide between what we report in terms of financial performance, and how the share market treats our share price.

Before handing over to CK to give you his report, let me give you a general view of the economic outlook as we see it at this point in time.

The economies of the US and Europe continue their uphill battles in the face of a weakening global growth outlook. Higher oil prices and lack of jobs growth threaten consumer spending which has been the global economy's main source of growth. We are seeing global growth forecasts being revised downward as risks to US domestic demand and European industrial production are weighted to the downside.

However, that growth is still positive and we believe that monetary stimulus now in place will be sufficient to avoid a dip into recession. Recent comments by Alan Greenspan in the US seem to confirm this view.

While the threat of weaker consumer spending in the US and Europe is real, its impact is likely to be at least partially mitigated by the markets our customers operate in. In times of downturn, spending tends to drop off in discretionary and luxury goods markets.

FILE NO 82-5205

It remains fairly constant in markets for more basic consumption goods, such as groceries and other retail food products.

Our customers, the majority of whom are involved in these more constant, stable markets, are less likely to be affected by the consumer downturn than other sectors.

We are confident that, given our leading market positions, strong brands, proven strategy and long term customer partnerships, Brambles will weather the downturn in the global economy and will return to strong growth over the coming three years.

Let me now ask CK to brief you on Brambles business performance.

SIR CK CHOW, CHIEF EXECUTIVE OFFICER

The first 15 months after the merger have been extremely challenging. We are very much aware of the share price movement and its impact on our shareholders. The operational issues we face today in CHEP are not created by the merger, they are revealed by this more transparent structure. We are facing up to these issues. We have put improvement plans in place and we are committed to rectifying these legacy issues and bringing CHEP back to profitable growth.

Despite these operational issues, Brambles remains a very strong company. In the next 20 minutes, I shall go through the strategy of Brambles and the performance of each of its main businesses.

As part of this presentation, I shall ask Victor Mendes, who is the Chief Executive of CHEP, to talk to you about his view of the business and the actions he and his team have put in place to improve its performance.

Let me start by saying a few words about our strategy.

Brambles has high quality businesses. They are all market leaders in their field, with strong competitive advantages.

From the helicopter view, our strategy is:

To maximize the growth of CHEP mainly through organic investments. We shall pursue profitable growth of this unique franchise on a global basis.

We shall grow Cleanaway and Recall by organic investments, as well as by selective acquisitions that can add value.

We shall manage our other businesses for performance, that is to ensure that they are market leaders, they generate cash and they are BVA positive. BVA being Brambles Value Added which is simply profit less the cost of capital used to deliver that profit.

When the merger took place in August of 2001, we said we would fulfil the primary objective of the merger by integrating the CHEP and Cleanaway operations on a global basis. This we have achieved successfully. The integration process was seamless.

We said that we would integrate all of Brambles operations under one unified management team. This we have also done.

We said we would thoroughly review our operations and make the necessary changes. We have completed this review, and improvement programmes are now all in place. I shall go into more detail on this point later.

We committed to divest low growth business which do not fit the profile of the group. We have successfully completed ten divestments, bringing the total proceeds of the divestment programme to A$1.37 billion.

We have focused the organization to create shareholder value, by adopting Brambles Value Added which not only measures revenue and profit growth, but also the creation of value taking into account the cost of capital. BVA is in fact, much more than a measurement tool, it is a mindset for all Brambles employees to work together to create value for our shareholders.

In the past financial year, despite slower economic growth around the world, revenue growth from our three key businesses continued to be strong. In aggregate, they achieved double digit growth.

Although CHEP remains very profitable, its profit performance was lower than the previous year. As the result of a thorough review after the merger, we have identified a number of legacy issues in CHEP USA and Europe. It became obvious that CHEP's management needed to be strengthened. I appointed Victor Mendes to be the Chief Executive of CHEP in March. Victor had managed Recall successfully in the previous three years.

Improvement programmes have also been put in place to rebuild the profit platform of this valuable business.

Victor Mendes will take you through more details in the course of his presentation.

In 2002, profit grew both in Cleanaway and Recall.

Brambles Industrial Services were successfully restructured and refocused. It is now a healthy business positioned for further progress.

Capital discipline has led to cash flow improvement for the group. After the proceeds from divestments, Brambles generated positive cash flow of £282 million or A$856 million last year, strengthening our balance sheet considerably.

Now let me ask Victor Mendes to talk to you about CHEP. He is the person who is driving all the programmes to improve this business.

VICTOR MENDES, CHIEF EXECUTIVE OFFICER, CHEP

CHEP is the biggest business of Brambles. As you know, it was founded in Australia more than 50 years ago, and has since then expanded very successfully into a business that operates in 38 countries around the world.

Today 49% of CHEP's revenues come from the Americas, 41% from Europe including the UK and 10% from the rest of the world - mainly from Australia and South Africa.

Last March I was honoured with the opportunity to lead such an exciting business. CHEP is an exciting business first and foremost because of its unique pooling concept which delivers synergy and scale benefits at the industry level.

file no 82-5205

CHEP is a strong market leader in every one of its major markets.

It has exciting growth prospects with further market penetration, new products and services, and new territories.

It would be extremely difficult for a competitor to replicate the robust competitive advantage we have developed through our global infrastructure, our established asset base and our long-term customer partnerships.

However, as we progressed on our review of the business, it became apparent that an overemphasis on sales growth in the past several years has led to very large capital investments and to a rapid expansion of small distribution points which are costly to serve. All this has led to declining asset productivity, increasing capital expenditure and declining profit margins.

These are significant issues and it is critical that we take vigorous action to protect CHEP's long term value and to build a strong foundation for its future growth.

In the United States, CHEP invested heavily for growth for several years, but these investments had not yet produced the required returns.

Earlier this year, we introduced five major initiatives, nicknamed the Magnificent Five, to improve the performance of CHEP in the US.

These include:

- the renegotiation of a new contract with Wal*Mart,
- the introduction of a new programme for non-participating distributors, including a significant surcharge for those distributors; and
- the reconfiguration of our network of service centres to place them in optimal locations to reduce transportation costs.

The implementation of the Magnificent Five has been very successful. Profit and margin improvement started again in the fourth quarter. Capital expenditure came down by 32%.

This improvement in performance has continued into the first four months of the current financial year. Profit in the Americas was up by 22%, and we expect a significant improvement for the current year as a whole.

In Europe, we could see some of the same symptoms from the push for revenue growth over the past few years. In June, I appointed Mark Luby to the role of President of CHEP Europe. Mark had successfully run CHEP Asia-Pacific for the previous 5 years, based in Sydney. I gave Mark the assignment to take a fresh look at our business in Europe as one business – not as a confederation of country-based businesses.

Mark moved to London in July and quickly launched a comprehensive review of the European business.

It became evident that our country-centric organization had led to inefficiency as the European market gradually evolved into a single market.

We also identified through our review that pallet collection and repairs had not kept up with the volume of pallet issues. This had led to higher pallet purchase requirements and an

File No - 82-5205

increasing use of cash to fund these purchases. It had also led to an excessive number of pallets in the pool, which is a sub-optimal condition to operate a pooling business.

The lack of common business processes across Europe had led to a higher cost structure.

Other legacy issues in Europe include an inadequate pricing model and the need to improve service quality and customer satisfaction.

The bottom line was that CHEP was buying more and more pallets, rather than collecting and reissuing them. Asset utilization was declining, profit margins decreasing and we were using more capital than we needed to. This led to a disappointing profit performance last year and in this current year.

In view of this situation, we are putting in place a comprehensive programme to improve the profitability of CHEP Europe.

The first step in the programme was the reorganization of our management team into a pan-European structure that replaces the old country-based structure. We have also created a new Asset Productivity organization operating across Europe.

Action is underway to recover and relocate excessive pallets in the European pool. This is absolutely critical to improve asset productivity.

The new management team is beginning to standardize business processes across Europe to align them with new CHEP global standards to reduce overhead costs and improve efficiency.

Similarly to what we did in the US, we have started a project to review and reconfigure service centres and logistics offices in Europe to lower our cost base.

A new pricing model is being developed to more closely align prices with activities and costs.

CHEP is also working hard to improve customer service and enhance service differentiation.

This restructuring programme of CHEP Europe is expected to cost approximately £85 million or A$238 million and will be shown as an operating exceptional item under UK accounting practices. The overall programme will have an 18-month cash payback period.

It is composed of two components:

- £45 million (A$126 million) of the restructuring cost is related to the collection and relocation of excessive pallets. Future benefits will be the reduction in capital expenditure in excess of £100 million pounds (A$280 million) and lower depreciation costs.

- The rest of the restructuring costs of £40 million (A$112 million) is related to the restructuring of CHEP Europe's organization and operations, with a 2.5 year pay back period.

Following the restructuring, CHEP Europe will be operating with lower costs, a healthier pallet pool, a pan European structure and will be competing even more effectively, leveraging its reach, scale and improved customer service.

It is important to point out that the profitability improvements we are driving in the U.S. and Europe are not happening in isolation. They are perfectly aligned with key initiatives that we

File No. 82-5205

have launched across CHEP all over the world. I would like to conclude my segment with a brief overview of some of these global initiatives.

The opportunity for further penetration into pallet markets around the world is very large, and we have been quite successful in driving aggressive growth in what we call "growth" and "infant" markets.

A few months ago I appointed a global leader for our Container Business, which offers enormous growth potential.

We have launched a global program called "1 CHEP" to leverage our global scale to drive efficiency and productivity gain everywhere.

We continue to invest in the development of innovative new products. We have centralized product development. We have upgraded our engineering team with top notch talent and have focused them on a few key projects such as the plastic pallet.

The application of technology to improve asset management and the user friendliness of our service is another key global initiative. An example is the use of radio-frequency tags to track our assets. We have a pilot program underway in Florida involving 250,000 tagged pallets.

Last, but not least, we are launching a global quality program for implementation in all CHEP regions. The goal is to continually improve customer satisfaction. Every pallet and container must travel through our customer network in a predictable, error-free fashion – from delivery through invoicing. We call this program the "Perfect Trip".

CHEP is a business with a strong value proposition:

• we have a new team in place;

• a recovery plan that is working well in the USA;

• a robust restructuring program in Europe;

• strong performance everywhere else; and

• a set of global initiatives that will drive profitable growth going forward.

SIR CK CHOW

As you just heard from Victor, we are addressing the issues at CHEP Europe and are successfully turning around CHEP in the US. The rest of CHEP is performing strongly, and CHEP as a whole remains a strong and profitable business.

Let me now move on to the Group's other businesses.

First, Cleanaway.

In 2002, Cleanaway achieved both revenue and profit growth, with particularly strong performance in the U.K.

It started an advanced recycling centre in Rainham, Essex. The PET bottle recycling plant in Rostock, Germany is now fully operational.

It won a number of significant contracts in Australia, and started a landfill gas to energy plant in Nanjing in China.

Recall is our Information Management business.

In 2002, Recall's revenue grew by 20%. Profit growth was even higher and operating margin reached a record 18%.

It has increased its information centres including new mega centres in Toronto, Milan and Sao Paolo.

It made 14 tuck-in acquisitions and entered three new markets in Hong Kong, Mexico and India.

Brambles Industrial Services include the Steel Services operation in Europe and the United States, as well as Industrial Services in Australia.

The performance of BIS was outstanding last year after its successful restructuring. Although sales were slightly down as we sold many unprofitable operations, profit improved by nearly 50%.

A leading edge pulverized coal injection plant to serve BHP Steel at Port Kembla, was commissioned in April 2002.

In France it won three significant contracts from Arcelor, the largest steel company in the world, at its Dunkirk site.

It also won some major contracts in Australia in Woodside, BHP Steel and Alcoa.

Brambles Industrial Services is now positioned for steady progress ahead.

The first year of the new Brambles has been one with many challenges. The management team has worked hard to meet these challenges with great determination. We have achieved much and yet more needs to be done.

In the next three years, we shall focus our effort in four areas.

In CHEP USA, the Magnificent Five is already making positive impact on the business. Our priority is to successfully complete implementation this year. This will significantly improve the profit margin and cashflow of CHEP Americas.

The second strategic imperative is to return CHEP Europe to profitable growth. We are committed to improve the efficiency of the pool by recovering excess pallets and reducing capital expenditure by more than A$280 million or £100 million.

We are implementing a comprehensive programme to restructure the operations and organization of Europe to lower its cost base, and to improve customer service. Our objective is to reduce cost base by A$210 million (£75 million) within the next three years.

We are committed to returning CHEP Europe to profitable growth.

Thirdly we shall pursue a value creation strategy for Brambles going forward. This can be measure by growth and BVA improvements. In the mid term, we aim to achieve return on capital invested of 16% by 2006, as compared with 13% last year. We also aim to strengthen our balance sheet and to reduce our gearing to the range of 46% to 50%.

FILE NO. 82-5205

Brambles is a service company. Our ultimate differentiation is the quality of our service provided by our people. Customer service and our belief in our people are at the core of Brambles values. Through total quality and total service management, we shall engage our people at all levels of Brambles in our effort to form long term partnerships with our customers.

In summary, Brambles has strong and profitable businesses with good growth prospects.

We have identified a number of significant legacy issues in CHEP USA and Europe. We are tackling these issues vigorously.

CHEP Americas has already been turned around with profit up 22% in the first four months.

In Europe, a comprehensive restructuring programme is being put in place. This programme, when completed will lead to a stronger, more effective CHEP Europe, offering better customer services on a pan European basis.

Our other businesses are performing steadily in today's challenging market environment.

We have a clear strategy which focuses on value creation.

We have a strong management team and a dedicated work force. We face challenges with determination and we treasure winning as a team.

We will work together to build a stronger Brambles and to create value for our shareholders.

DON ARGUS, AO

Before moving to the formal part of the meeting, let me talk for a moment about what we are doing differently this year in an effort to bring the whole issue of executive remuneration closer to shareholders.

As you know, at the time of the merger, we committed ourselves to adopting the better of the prevailing standards of governance across the entire Group – whether those standards were UK or Australian based.

This policy means that you will have seen differences in the information contained in the Annual Report and also differences in the items of business that we are asking you to consider today.

First, we have prepared an extensive report on remuneration.

This report contains information that goes beyond what shareholders will have been familiar with in the UK and in Australia.

As well as setting out information on remuneration rates, it also includes an outline of Brambles' policy on remuneration.

The second difference is that we are asking shareholders to consider and vote on that policy.

The rationale for Brambles' remuneration policy is to put a significant part of our senior managers' pay at risk. We tie a big proportion of their remuneration to a number of performance hurdles.

Their cash bonus, options and performance shares all require them to meet specific predetermined performance targets.

In some cases these targets are meeting operational goals, performance against the most valuable companies in Australia and the UK, and earnings per share growth.

In all cases, the hurdles also include improving what we call Brambles Value Added or BVA. Brambles Value Added measures the difference between the return we generate on our capital and the cost of that capital. Sustainable shareholder value depends on us earning competitive returns on our cost of capital.

Another point on executive remuneration is that we continue to support the issue of options to our executives. There is nothing wrong with option schemes if, and only if, they contain sufficiently testing performance hurdles.

Options are not free. They are simply a right to buy a share at a certain price if designated performance hurdles are met.

The three questions often asked about options are:

First, what is the cost of the option scheme? A second, related question is whether Brambles will expense its options and, if it did, what would be the charge to the Group's profits.

At the moment, there is no accounting standard which indicates how companies should expense options in their accounts. Without such a standard, it is difficult to provide a reliable estimate of what the charge to profits would be. However, making some assumptions about how the International Accounting Standard will develop, we believe the fair value of options granted during the year ended 30 June 2002 would have been in the order of A$28 million or £10 million. It is important to understand, however, that this is not necessarily what would have been charged to the profit and loss account last year for the options we issued. Rather, this amount would be spread out over 1 - 5 years to reflect the option vesting period.

I might add that, if we were able to show the full impact on the profit and loss statement of options granted in the previous two financial years, on the same basis the fair value of options granted during those years would have been $26 million or £9 million in 2000 and $15 million or £5 million in 2001. These amounts would similarly be spread out over 1 - 5 years.

Brambles very much looks forward to new accounting standards being introduced, which we hope will allow us to comprehensively account for options. We urge the authorities to try to get at least this part of the international standards in place as soon as possible.

The final question is whether there is any cap on the number of options which can be allocated to executives.

The answer is most definitely "Yes". Under the rules approved by shareholders, we cannot allocate more than 10% of the combined capital to all employee option schemes.

My final point about remuneration is this: there has been a lot of comment about the retirement payments made to Brambles former CEO John Fletcher.

There are two important aspects to these payments.

FILE NO 82-5205

The first is that John Fletcher was with Brambles for 27 years - eight as manager of the Australian operations and the final eight years as CEO of the global business. So it is important to recognise that this payment included his pension and the superannuation entitlements he built up over those 27 years with the company.

Secondly, what I think has been missed in the discussion about his total entitlement was that this payment was discussed openly and endorsed by shareholders at the Brambles Industries Limited AGM two years ago.

For further information, contact:

Sydney

All Enquiries:	Edna Carew Group Manager Communications	+61 (0) 2 9256 5204

London

Media:	Richard Mountain, Financial Dynamics	+44 (0) 20 7831 3113
Investor and Other:	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012

The Brambles Industries Group is globally headquartered in Sydney, Australia.

File No 82-5205

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Legal & General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Material interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

173,864

6) Percentage of issued class

0.02%

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

20 November 2002

11) Date company informed

22 November 2002

12) Total holding following this notification

22,278,253

13) Total percentage holding of issued class following this notification

3.08%

File No 82-5205

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters Assistant Company Secretary

Date of notification 25 November 2002

Details of Registered Holders

HSBC Global Custody Nominee (UK) Ltd A/c 886603	880,250
HSBC Global Custody Nominee (UK) Ltd A/c 775245	3,342,154
HSBC Global Custody Nominee (UK) Ltd A/c 360509	679,416
HSBC Global Custody Nominee (UK) Ltd A/c 357206	17,213,533
HSBC Global Custody Nominee (UK) Ltd A/c 866197	101,100
HSBC Global Custody Nominee (UK) Ltd A/c 904332	61,800
	22,278,253

FILE NO 82-5205

FINAL POLL RESULTS
FOR THE BRAMBLES INDUSTRIES PLC ANNUAL GENERAL MEETING
HELD ON 25 NOVEMBER 2002

The following is the result of the poll on the resolutions proposed at today's Annual General Meeting of Brambles Industries plc. Apart from resolution 18, which was not a joint electorate action, the votes include those cast by shareholders of Brambles Industries Limited at its AGM also held today. All of the resolutions were carried by the majority required.

Lorraine Young
Company Secretary
Brambles Industries plc

Tel. 020 7659 6000

25 November 2002

BIL refers to Brambles Industries Limited and BIP refers to Brambles Industries plc

	Resolution	For	Against	Result
1	Reports and Financial Statements for BIL	791,943,632	2,271,950	Carried
2	Report and Accounts for BIP	794,703,488	1,945,458	Carried
3	Re-election of Mr D R Argus AO as a director of BIL	798,529,471	5,967,499	Carried
4	Re-election of Mr D R Argus AO as a director of BIP	798,516,363	5,982,689	Carried
5	Re-election of Mr F A McDonald as a director of BIL	791,625,475	17,215,917	Carried
6	Re-election of Mr F A McDonald as a director of BIP	791,624,792	17,206,036	Carried
7	Re-election of Sir John Parker as a director of BIL	798,178,884	15,772,226	Carried
8	Re-election of Sir John Parker as a director of BIP	798,158,150	15,787,394	Carried
9	Re-appointment of Auditors of BIL	823,341,298	3,130,410	Carried
10	Re-appointment of Auditors of BIP	823,327,486	3,132,887	Carried
11	Approval for Directors to set Auditors' fees	830,285,975	1,774,119	Carried
12	Approval of Brambles remuneration policy	740,128,642	39,120,175	Carried
13	General authority to allot shares in BIP	825,106,923	7,208,287	Carried

File No. 82-5205

14	Disapplication of pre-emption rights for BIP	819,750,737	10,133,180	Carried
15	General authority for BIP to buy back its shares	831,456,112	1,373,076	Carried
16	Adoption of schedules to share option plans	815,849,752	10,413,247	Carried
17	Authorisation to make political donations	769,740,967	18,892,871	Carried

Resolution 18 was a class rights action, which was carried by the required majority at each of the Brambles Industries plc and the Brambles Industries Limited meetings. Details of the poll results on the votes at each meeting are as follows:

18	BIP Meeting - Adoption of new Articles of Association by BIP	415,338,273	75,443	Carried
18	BIL Meeting - Adoption of new Articles of Association by BIP	413,319,674	2,292,286	Carried